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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 29 2012

Washington, DC
123

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SEC FILE NUMBER
8-68075

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2011___ AND ENDING ___12/31/2011___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: METROPOLITAN CAPITAL INVESTMENT BANK, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9 EAST ONTARIO

(No. and Street)

CHICAGO	IL	60611
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Karen Alvarez   770-263-7300
                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CROWE HORWATH LLP

(Name – *if individual, state last, first, middle name*)

ONE MID AMERICAN PLAZA, SUITE 700, POS OAK BROOK	ILLINOIS	60522-3697
(Address) (City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Karen Alvarez _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

METROPOLITAN CAPITAL, INC. _____ , as

of _____ DECEMBER 31 _____ , 20 11 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

FINOP
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Metropolitan Capital, Inc.
(a wholly owned subsidiary of Metropolitan Capital Bancorp, Inc.)

Statement of Financial Condition
December 31, 2011

Filed Pursuant to Section 17 of the Securities Exchange Act of
1934 and Rule 17a – 5 Thereunder as a Public Document

Metropolitan Capital, Inc.
(a wholly owned subsidiary of Metropolitan Capital Bancorp, Inc.)
December 31, 2011

CONTENTS



REPORT OF INDEPENDENT AUDITORS

Board of Directors
Metropolitan Capital, Inc.
(a wholly owned subsidiary of Metropolitan Capital Bancorp, Inc.)
Chicago, Illinois

We have audited the accompanying statement of financial condition of Metropolitan Capital, Inc. (the "Company") as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Metropolitan Capital, Inc. as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Crowe Horwath LLP

Crowe Horwath LLP

Oak Brook, Illinois
February 24, 2012

Metropolitan Capital, Inc.
(a wholly owned subsidiary of Metropolitan Capital Bancorp, Inc.)
Statement of Financial Condition
December 31, 2011

Assets

Cash and cash equivalents	$	414,796
Non-marketable securities		1
Accounts receivable		1,072
Other assets		5,139
Total Assets	$	**421,008**

Liabilities and Shareholder's Equity

Liabilities

Accounts payable	$	10,286
Total Liabilities		**10,286**

Shareholder's Equity

Common stock, no par value; 100,000 shares authorized, 7,360 shares issued and outstanding	368,000
Additional paid-in capital	415,742
Accumulated deficit	(373,020)
Total Shareholder's Equity	**410,722**
Total Liabilities and Shareholder's Equity $	**421,008**

The accompanying notes are an integral part of these financial statements.

Metropolitan Capital, Inc.
(a wholly owned subsidiary of Metropolitan Capital Bancorp, Inc.)
Notes to Financial Statement
December 31, 2011

1. Organization and Nature of Business

Metropolitan Capital, Inc. (the "Company"), a wholly owned subsidiary of Metropolitan Capital Bancorp, Inc., was incorporated in Illinois in September 2008. The Company is a broker-dealer of securities registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), effective August 2009. The Company operates as an introducing broker and does not hold funds or securities for customers and does not carry customer accounts. Subsequent to year-end, the Company changed its name to Metropolitan Capital Investment Banc, Inc.

The Company is primarily engaged in investment banking and advisory services.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2011, the Company had cash and cash equivalent balances in excess of federally insured limits of $113,000.

Non-marketable Securities

The Company obtained a non-marketable security as a success fee for an investment banking transaction. The security is determined to have a value of $1 as of December 31, 2011. No additional disclosures on this non-marketable security are considered necessary as it is immaterial to the financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, the Company evaluates its estimates including those related to income taxes. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from those estimates.

Income Taxes

The Company is included in the consolidated federal income tax return filed by its parent company, Metropolitan Capital Bancorp, Inc. The allocation of tax is based on each individual company's taxable income, credits, and deductions. The Company has no income tax receivable from or payable to Metropolitan Capital Bancorp, Inc. at December 31, 2011.

Deferred tax assets and liabilities are the expected future amounts for temporary differences between carrying amounts and tax bases of assets and liabilities computed using enacted rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Metropolitan Capital, Inc.
(a wholly owned subsidiary of Metropolitan Capital Bancorp, Inc.)
Notes to Financial Statement
December 31, 2011

2. Summary of Significant Accounting Policies (Continued)

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The Company has concluded that it is unaware of any tax benefits or liabilities to be recognized as of December 31, 2011 and does not expect any material change to this conclusion within the next twelve months.

3. Related Party Transactions

In accordance with the expense sharing agreement, the Company recognizes the expenses incurred by Metropolitan Capital Bancorp, Inc. on the Company's behalf as operating expenses. As of December 31, 2011, the Company does not owe Metropolitan Capital Bancorp, Inc. for shared expenses.

At December 31, 2011, the Company had $51,796 of cash on deposit at Metropolitan Capital Bank, another wholly-owned subsidiary of the Company's parent.

4. Income Tax

Deferred tax assets and liabilities consist of a net operating loss carry forward of approximately $174,000 for federal taxes and $135,000 for state taxes that will begin to expire in 2028 (federal) and 2023 (state), respectively, if not utilized to reduce future taxable income. Because of the Company's limited operating results to date, a valuation allowance has been established for the entire net operating loss carryforward.

Metropolitan Capital Bancorp, Inc. and the Company are subject to U.S. federal income tax as well as Illinois state income tax. Metropolitan Capital Bancorp Inc. and the Company are not subject to examination by taxing authorities for years before 2008.

5. Net Capital Requirement

As a registered broker-dealer with the SEC and a member of the FINRA, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Company is required to maintain minimum net capital of $250,000, and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

Net capital and aggregate indebtedness changes from day-to-day, but as of December 31, 2011, the Company had net capital of $363,052, which exceeded its minimum net capital requirement by $113,052. The Company's ratio of aggregate indebtedness to net capital was 0.03 to 1 at December 31, 2011.